EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)
Years ended December 31	2012	2011	2010	2009	2008
Earnings
Income (loss) before income taxes	46,074	(12,715)	58,383	(28,706)	(33,136)
Add: fixed charges	42,612	43,868	43,889	42,494	40,994
Total earnings	88,686	31,153	102,272	13,788	7,858
Fixed charges
Interest on policyholders’ accounts	41,409	42,834	42,988	41,652	40,177
Portion of rent representative of interest factor	1,203	1,034	901	842	817
Total fixed charges	42,612	43,868	43,889	42,494	40,994
Ratio of earnings to fixed charges	2.08	0.71	2.33	0.32	0.19